UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Revolve Group, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

76156B107

(CUSIP Number)

December 30, 2019**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

** As of December 30, 2019, the Filers held 720,000 shares of the Stock (defined below), or 5.3% of the total outstanding. The remainder of this Schedule 13G reports the Filers’ current holdings and is intended both to report such current holdings and to satisfy their obligation to report their holdings as of December 30, 2019.

CUSIP No. 76156B107

1.	Names of Reporting Persons.

SCP Investment, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	855,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	855,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.3%
12.	Type of Reporting Person (See Instructions)	IA, PN

CUSIP No. 76156B107

1.	Names of Reporting Persons.

SC Partners Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	855,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	855,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.3%
12.	Type of Reporting Person (See Instructions)	HC, OO

CUSIP No. 76156B107

1.	Names of Reporting Persons.

Sanford J. Colen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	855,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	855,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.3%
12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 76156B107

1.	Names of Reporting Persons.

Isaac R.Souede

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	855,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	855,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.3%
12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 76156B107

1.	Names of Reporting Persons.

SCP Core Equity, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	855,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	855,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	855,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	6.3%
12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 76156B107

Item 1.

(a)	Name of Issuer Revolve Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12889 Moore Street, Cerritos, California 90703

Item 2.

(a)

The names of the persons filing this statement are:

SCP Investment, LP (“SCP”), SC Partners Investment, LLC (“LLC”), Sanford J. Colen (“Colen”), Isaac R. Souede (“Souede”), and SCP Core Equity, LP (“Fund”) (collectively, the “Filers”).

Fund is filing this statement jointly with the other Filers, but not as a member of a group and it expressly disclaims membership in a group. In addition, filing this Schedule 13G on behalf of Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Filers is located at: 4 Orinda Way, Suite 180-D, Orinda, California 94563

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s shares of Class A Common Stock, $0.001 par value per share (the “Stock”).

(e)	The CUSIP number of the Issuer is: 76156B107.

CUSIP No. 76156B107

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to SCP).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to LLC, Mr. Colen and Mr. Souede).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Fund holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No fund managed by SCP, other than the Fund, owns any of the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

SCP is the general partner and investment adviser of investment funds, including the Fund. LLC is the general partner of SCP. Mr. Colen and Mr. Souede are the control persons of LLC.

CUSIP No. 76156B107

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Certification of SCP, LLC, Mr. Colen and Mr. Souede:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2020

SCP INVESTMENT, LP
/s/ Sanford J. Colen
By:	SC Partners Investment, LLC, General Partner			Sanford J. Colen

	By:	/s/ Sanford J. Colen		/s/ Isaac R. Souede
		Sanford J. Colen, Manager		Isaac R. Souede

SCP CORE EQUITY, LP				SC PARTNERS INVESTMENT, LLC

By:	SCP Investment, LP, General Partner			By:	/s/ Sanford J. Colen
Sanford J. Colen, Manager
	By:	SC Partners Investment, LLC, General Partner

		By:	/s/ Sanford J. Colen
Sanford J. Colen, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint SCP Investment, LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  February 10, 2020

SCP INVESTMENT, LP
/s/ Sanford J. Colen
By:	SC Partners Investment, LLC, General Partner			Sanford J. Colen

	By:	/s/ Sanford J. Colen		/s/ Isaac R. Souede
		Sanford J. Colen, Manager		Isaac R. Souede

SCP CORE EQUITY, LP				SC PARTNERS INVESTMENT, LLC

By:	SCP Investment, LP, General Partner			By:	/s/ Sanford J. Colen
Sanford J. Colen, Manager
	By:	SC Partners Investment, LLC, General Partner

		By:	/s/ Sanford J. Colen
Sanford J. Colen, Manager